EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	6/30/2010	6/30/2010
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,463	$1,483	$1,663	$2,015	$1,938	$1,677	$750
Fixed Charges (as below)	913	999	1,146	1,240	1,237	1,249	626
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(10)	(4)	(4)	(4)	(4)	(4)	(2)
Total Earnings	$2,366	$2,478	$2,805	$3,251	$3,171	$2,922	$1,374

FIXED CHARGES
Interest Expense	$694	$729	$838	$957	$973	$994	$499
Credit for Allowance for Borrowed Funds Used During Construction	36	82	79	75	67	58	29
Estimated Interest Element in Lease Rentals	173	184	225	204	193	193	96
Preferred Security Dividend Requirements of Consolidated Subsidiaries	10	4	4	4	4	4	2
Total Fixed Charges	$913	$999	$1,146	$1,240	$1,237	$1,249	$626

Ratio of Earnings to Fixed Charges	2.59	2.48	2.44	2.62	2.56	2.33	2.19